================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                                     UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               BIOWHITTAKER, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                           BW ACQUISITION CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF

                              CAMBREX CORPORATION
                                    (BIDDER)

COMMON STOCK, PAR VALUE $0.01 PER SHARE                    09066T  108
        (AND ASSOCIATED RIGHTS)               (CUSIP NUMBER OF CLASS OF SECURITIES)
     (TITLE OF CLASS OF SECURITIES)

                             PETER E. THAUER, ESQ.

                           BW ACQUISITION CORPORATION
                            C/O CAMBREX CORPORATION
                             ONE MEADOWLANDS PLAZA
                       EAST RUTHERFORD, NEW JERSEY 07073
                                 (201) 804-3000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                    COPY TO:
                             ANDREW L. SOMMER, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 909-6000
                            ------------------------

                           CALCULATION OF FILING FEE

                       TRANSACTION VALUATION*      AMOUNT OF FILING FEE**
                    --------------------------------------------------------
                            $138,948,952                  $27,790
                    --------------------------------------------------------

 * Based on the offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of the Subject Company and the associated Rights at $11.625 net per Share. Based on information provided by BioWhittaker, Inc., the number of Shares outstanding as of August 27, 1997 is assumed to be 10,881,210 and the number of options to purchase shares outstanding as of August 27, 1997 is assumed to be 1,071,388.
** 1/50 of 1% of Transaction Valuation.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:
   -----------------------------------------

   Form or Registration No.:
   ----------------------------------------

   Filing Party:
   -------------------------------------------------------

   Date Filed:
   --------------------------------------------------------
================================================================================

--------------------------
  CUSIP NO. 09066T  108
--------------------------
  -----------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON:
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1       CAMBREX CORPORATION
            I.R.S. IDENTIFICATION NO. 22-2476135
  -----------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                           (A)  [
              ]
    2       (B)  [ ]
  -----------------------------------------------------------------------------------------------
            SEC USE ONLY
    3
  -----------------------------------------------------------------------------------------------
            SOURCES OF FUNDS (SEE INSTRUCTIONS)
    4
            BK
  -----------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(E) OR 2(F)                                                 [ ]
  -----------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            DELAWARE
  -----------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7
            3,716,443 SHARES*
  -----------------------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
    8       SHARES (SEE INSTRUCTIONS)                                                      [ ]
  -----------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
    9       31.1%
  -----------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    10      CO
  -----------------------------------------------------------------------------------------------

--------------------------
  CUSIP NO. 09066T  108
--------------------------
 -----------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON:
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1       BW ACQUISITION CORPORATION
           I.R.S. IDENTIFICATION NO. APPLIED FOR
 -----------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)                                                            (A) [
             ]
   2       (B)  [ ]
 -----------------------------------------------------------------------------------------------
           SEC USE ONLY
   3
 -----------------------------------------------------------------------------------------------
           SOURCES OF FUNDS (SEE INSTRUCTIONS)
   4
           BK
 -----------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5       PURSUANT TO ITEMS 2(E) OR 2(F)                                                  [ ]
 -----------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           DELAWARE
 -----------------------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   7
           3,716,443*
 -----------------------------------------------------------------------------------------------
           CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
   8       SHARES (SEE INSTRUCTIONS)                                                       [ ]
 -----------------------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   9       31.1%
 -----------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   10      CO
 -----------------------------------------------------------------------------------------------

* The Purchaser and Parent (each as defined herein) have entered into two separate but substantially identical Stockholders Agreements, each dated as of August 22, 1997 (collectively, the "Stockholders Agreement"), with Anasco GmbH on the one hand, and each of Joseph F. Alibrandi, Noel L. Buterbaugh, Thomas
  R. Winkler, Philip L. Rohrer Jr., Leif Olsen and F. Dudley Staples Jr. on the other (collectively, the "Selling Stockholders"), pursuant to which such Selling Stockholders have agreed to tender their shares in the Offer and have granted to the Purchaser an irrevocable option, exercisable upon the occurrence of certain trigger events, to purchase the Shares (as defined herein) owned of record by the Selling Stockholders at a price per Share equal to the Offer Price (as defined in the Offer to Purchase), in cash. By virtue of the Stockholders Agreement, Parent and the Purchaser may be deemed to be the beneficial owners of up to 3,716,443 Shares. Parent and the Purchaser disclaim any such beneficial ownership.

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by BW Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Cambrex Corporation, a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock") of BioWhittaker, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Participating Cumulative Preferred Stock (the "Rights"; and together with the Common Stock the "Shares") at a price of not less than $11.625 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively.

     This Tender Offer Statement on Schedule 14D-1 also constitutes a statement on Schedule 13D with respect to Parent's and the Purchaser's possible beneficial ownership of Shares pursuant to the Stockholders Agreement. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Parent and the Purchaser disclaim any such beneficial ownership.

ITEM 1.  SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is BioWhittaker, Inc. The principal executive offices of the Company are located at 8830 Biggs Ford Road, Walkersville, Maryland 21793-0127.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $0.01 per share, together with the associated rights to purchase Series A Participating Cumulative Preferred Stock of the Company. Information regarding the number of Shares outstanding, the amount of Shares being sought and the consideration being offered therefor is set forth in the Introduction (the "Introduction") of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(d) and (g) This Statement is filed by the Purchaser and Parent. The information concerning the name, the state of its organization, its principal business and address of the principal office of each of the Purchaser and Parent, and the information regarding the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and the citizenship of each of the executive officers and directors of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and in Schedule I thereto and is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser or Parent, any of the persons listed in Schedule 1 to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 9 of the Offer to Purchase, since October 31, 1993, there have been no transactions which would be required to be disclosed under this Item 3(a) between either the Purchaser or Parent or, to the best knowledge of the

Purchaser and Parent, any of the persons listed in Schedule 1 to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 11 ("Contacts and Transactions with the Company; Background of the Offer") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 9 and Section 11 of the Offer to Purchase, since October 31, 1993, there have been no contacts, negotiations or transactions which would be required to be disclosed under this
Item 3(b) between either the Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of those persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(g) The information set forth in the Introduction, Section 7 ("Purpose of the Offer; Plans for the Company; Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"),
Section 11 ("Contacts and Transactions with the Company; Background of the Offer"), Section 12 ("The Merger Agreement; The Stockholders Agreement") and
Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Purchaser and Parent") of, and Schedule 1 to, the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and the Purchaser") and Section 11 ("Contacts and Transactions with the Company; Background of the Offer") of, and Schedule 1 to, the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer"), Section 10 ("Source and Amount of Funds"), Section 12 ("The Merger Agreement; The Stockholders Agreement") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 9, 10, 11, 12 and 16 of the Offer to Purchase, neither the Purchaser nor Parent, nor, to the best knowledge of the Purchaser or Parent, any of the persons listed in Schedule 1 to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantee agreements or any giving or withholding of proxies).

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION

     (a) The information set forth in the Introduction, in Section 9 ("Certain Information Concerning the Purchaser and Parent"), in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and in Section 12 ("The Merger Agreement; The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in the Introduction, Section 12 ("The Merger Agreement; The Stockholder Agreement") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Purpose of the Offer; Plans for the Company; Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

(a)(1)   Offer to Purchase dated August 28, 1997.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees.
(a)(5)   Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute
         Form W-9.
(a)(7)   Summary Advertisement as published on August 28, 1997.
(a)(8)   Joint Press Release issued by Parent and the Company on August 25, 1997.
(b)(1)   Commitment Letter, dated as of August 20, 1997, as amended, by and among
         Parent and the financial institutions listed therein.
(c)(1)   Agreement and Plan of Merger, dated as of August 22, 1997, among Parent, the
         Purchaser and the Company.
(c)(2)   Stockholders Agreement, dated as of August 22, 1997, between Parent and
         Anasco GmbH.
(c)(3)   Management Stockholders Agreement, dated as of August 22, 1997, among Parent and the stockholders named therein.
(c)(4)   Form of Employment Letter, dated August 22, 1997, among Parent, the
         Purchaser and certain executives of the Company.
(c)(5)   Form of Employment Letter, dated August 22, 1997, among Parent, the
         Purchaser and Noel L. Buterbaugh.
(c)(6)   Form of Assumption Agreement, dated as of August 22, 1997, among Parent, the
         Purchaser and the Company.
(d)      None.
(e)      Not applicable.
(f)      None.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                                          BW ACQUISITION CORPORATION

                                          By: /s/ PETER E. THAUER

                                          --------------------------------------
                                          Name: Peter E. Thauer
                                          Title: Vice President

                                          CAMBREX CORPORATION

                                          By: /s/ PETER E. THAUER

                                          --------------------------------------
                                          Name: Peter E. Thauer
                                          Title: Vice President

Date: August 28, 1997

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                     DESCRIPTION                                 PAGE NO.
--------   -------------------------------------------------------------------------  --------
11(a)(1)   Offer to Purchase dated August 28, 1997..................................
11(a)(2)   Letter of Transmittal....................................................
11(a)(3)   Notice of Guaranteed Delivery............................................
11(a)(4)   Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks,
           Trust Companies and Nominees.............................................
11(a)(5)   Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees...................................................
11(a)(6)   Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9......................................................
11(a)(7)   Summary Advertisement as published on August 28, 1997....................
11(a)(8)   Joint Press Release issued by Parent and the Company on August 25,
           1997.....................................................................
11(b)(1)   Commitment Letter, dated as of August 20, 1997, as amended, by and among
           Parent and the financial institutions listed therein.....................
11(c)(1)   Agreement and Plan of Merger, dated as of August 22, 1997, among Parent, the Purchaser and the Company.
11(c)(2)   Stockholders Agreement, dated as of August 22, 1997, between Parent and
           Anasco GmbH..............................................................
11(c)(3)   Management Stockholders Agreement, dated as of August 22, 1997, among
           Parent and the stockholders named therein................................
11(c)(4)   Form of Employment Letter dated, August 22, 1997, among Parent, the
           Purchaser and certain executives of the Company.
11(c)(5)   Form of Employment Letter, dated August 22, 1997, among Parent, the
           Purchaser and Noel L. Buterbaugh.
11(c)(6)   Form of Assumption Agreement, dated as of August 22, 1997, among Parent, the Purchaser and the Company.